NATALIJA TUNEVIC

EMAIL: HEADOFFICE@FREE-COOK.COM

JULY 12, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Re: FreeCook Corporation

Amendment No. 1 to Registration Statement on Form S-1
Filed July 2, 2018

File No. 333-225433

Ladies and Gentlemen:

This letter sets forth the responses of FreeCook Corporation (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of July 11, 2018.

Financial Statements

Notes to the Financial Statements

Note 7 – Subsequent Events, page F-9

1. We noted that you have changed the period for which you have evaluated subsequent events to an earlier date. Please tell us why the change occurred and how your evaluation of subsequent events complies with ASC 855-10-25-1 and 25-1A.

In response to the Staff’s comments, the company informs the Staff that the company had mistyped the date. The company had changed the date to the previously filed one that is correct.

In response to the Staff’s comments, the company informs the Staff that there have been none and there are no promoters of the company, as defined in Item 404(c)(1)(i) of Regulation S-K, other than FreeCook’s director Natalija Tunevic.

Very Truly Yours,

Natalija Tunevic

Director of FreeCook